LAS VEGAS RAILWAY EXPRESS, INC.
9480 S. EASTERN AVE # 205
LAS VEGAS, NV 89123

April 30, 2015

Michael Clampitt
Senior Counsel
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014
Filed January 22, 2015 Form 10-Q for the Fiscal Quarter Ended December 31, 2014 Filed February 17, 2015
File No. 000-54648

Dear Mr. Clampitt:

By letter dated April 16, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s amendment to its annual report on Form 10-K and quarterly report on Form 10-Q, each as referenced above.

The Company is preparing its response to your letter, which we expect to complete by no later than May 14, 2015, in accordance with the extension that the Staff verbally granted to our counsel on April 30, 2015.

Thank you.

Very Truly Yours,

/s/ Wanda Witoslawski
Wanda Witoslawski
Chief Financial Officer